UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 9) (Second Final Amendment)

Central Vermont Public Service Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Central Vermont Public Service Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $6 Per Share
(Title of Class of Securities)

155771108
(CUSIP Number of Class of Securities)

Dale Rocheleau
Senior Vice President and Corporate Secretary
Central Vermont Public Service Corporation
77 Grove Street
Rutland, Vermont  05701
(802) 773-2711
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

With copy to:

William S. Lamb, Esq.
LeBoeuf, Lamb, Greene & MacRae, LLP
125 West 55th Street
New York, NY 10019
(212) 424-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,625,000	$5,417.00

*           Estimated solely for the purpose of calculating the filing fee, this amount was calculated assuming the purchase of 2,250,000 outstanding shares of common stock, par value $6 per share, at the maximum possible tender offer price of $22.50 per share in cash.

**          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

[X]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$5,417.00 Schedule TO Central Vermont Public Service Corporation February 13, 2006

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] [X] [ ] [ ]	third-party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [X]

This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 13, 2006, as amended (the "Schedule TO"), by Central Vermont Public Service Corporation, a Vermont corporation (the "Company"), relating to the offer by the Company to purchase up to 2,250,000 of its common shares, $6.00 par value, (subject to its right to purchase up to an additional 2% of its outstanding shares) or such lesser number of common shares as properly tendered and not properly withdrawn, at a purchase price not greater than $22.50 nor less than $20.50 per share, net to the seller in cash, without interest. The Company's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), as amended, (which together, as amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 9 is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer is incorporated in this Amendment No. 9 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.  Additional Information

              Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

              On April 19, 2006, the Company issued a press release announcing the revised final results of the tender offer, which expired at 5:00 p.m., Eastern time, on Wednesday, April 5, 2006. A copy of the press release is filed as Exhibit (a)(5)(N) to this Schedule TO and is incorporated herein by reference.

ITEM 12.  EXHIBITS

              Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(a)(5)(N)	Press Release dated April 19, 2006 announcing the revised final results of the modified Dutch tender offer.
SIGNATURE After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: April 19, 2006
CENTRAL VERMONT PUBLIC SERVICE CORPORATION By: /s/ Dale A. Rocheleau Name: Dale A. Rocheleau Title: Senior Vice President for Legal and Public Affairs, and Corporate Secretary
EXHIBIT INDEX
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated February 13, 2006 *
(a)(1)(B)	Letter of Transmittal *
(a)(1)(C)	Notice of Guaranteed Delivery *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 13, 2006 *
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other nominees dated February 13, 2006 *
(a)(1)(F)	Letter to participants in CVPS' 401(k) Plan, dated February 13, 2006 *
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press Release, dated February 7, 2006 incorporated by reference to the Company's Current Report on Form 8-K dated February 6, 2006 (filed with the SEC on February 7, 2006, File No. 1-8222)
(a)(5)(A)	Press Release dated February 14, 2006, incorporated by reference to the Company's Current Report on Form 8-K dated February 14, 2006 (filed with the SEC on February 14, 2006, File No. 1-8222).
(a)(5)(B)	Questions & Answers about the CVPS Stock Buyback dated February 14, 2006 *
(a)(5)(C)	Press Release dated February 27, 2006, incorporated by reference to the Company's Current Report on Form 8-K dated February 27, 2006 (filed with the SEC on February 27, 2006, File No. 1-8222).
(a)(5)(D)	Current Report on Form 8-K dated February 27, 2006 (filed with the SEC on March 3, 2006, File No. 1-8222).
(a)(5)(E)	Current Report on Form 8-K dated March 1, 2006 (filed with the SEC on March 6, 2006, File No. 1-8222).
(a)(5)(F)	Current Report on Form 8-K dated March 9, 2006 (filed with the SEC on March 14, 2006, File No. 1-8222) and related Press Release dated March 14, 2006, incorporated by reference in such Current Report.
(a)(5)(G)	Current Report on Form 8-K dated March 15, 2006 (filed with the SEC on March 16, 2006, File No. 1-8222)
(a)(5)(H)	State of Vermont Public Service Board Order entered March 8, 2006.*
(a)(5)(I)	Voting Agreement and Irrevocable Proxy between Central Vermont Public Service Corporation and Mr. Jerry Zucker.*
(a)(5)(J)	Annual Report on Form 10-K for fiscal year ended December 31, 2005, incorporated by reference herein (filed with the SEC on March 31, 2006, File No. 1-8222)
(a)(5)(K)

Current Report on Form 8-K/A Amendment No. 1 dated February 27, 2006 and related Press Release dated March 31, 2006, incorporated by reference in such Current Report (filed with the SEC on March 31, 2006, File No. 1-8222)

(a)(5)(L)	Press Release dated April 6, 2006 announcing the preliminary results of the modified Dutch tender offer.*
(a)(5)(M)	Press Release dated April 12, 2006 announcing the final results of the modified Dutch tender offer.*
(a)(5)(N)	Press Release dated April 19, 2006 announcing the revised final results of the modified Dutch tender offer.
(d)(1)	Stock Option Plan for Non-Employee Directors dated July 18, 1988. (Exhibit 10-184, 1988 Form 10-K, File No. 1-8222)
(d)(2)	Stock Option Plan for Key Employees dated July 18, 1988. (Exhibit 10-185, 1988 Form 10-K, File No. 1-8222)
(d)(3)	Officers Supplemental Deferred Compensation Plan dated November 4, 1985. (Exhibit 10-187, 1988 Form 10-K, File No. 1-8222)
(d)(3)(A)	Amendment dated October 2, 1995. (Exhibit 10.71.1, 1995 Form 10-K, File No. 1-8222)
(d)(4)	Directors' Supplemental Deferred Compensation Plan dated November 4, 1985. (Exhibit 10-188, 1988 Form 10-K, File No. 1-8222)
(d)(4)(A)	Amendment dated October 2, 1995. (Exhibit 10.72.1, 1995 Form 10-K, File No. 1-8222)
(d)(5)	Management Incentive Compensation Plan as adopted September 9, 1985. (Exhibit 10-189, 1988 Form 10-K, File No. 1-8222)
(d)(5)(A)	Revised Management Incentive Plan as adopted February 5, 1990. (Exhibit 10-200, 1989 Form 10-K, File No. 1-8222)
(d)(5)(B)	Revised Management Incentive Plan dated May 2, 1995. (Exhibit 10.73.2, 1995 Form 10-K, File No. 1-8222)
(d)(6)	Stock Option Plan for Non-Employee Directors dated April 30, 1993 (Exhibit 10.78, 1993 Form 10-K, File No. 1-8222)
(d)(7)	Directors' Supplemental Deferred Compensation Plan dated January 1, 1990 (Exhibit 10.80, 1993 Form 10-K, File No. 1-8222)
(d)(7)(A)	Amendment dated October 2, 1995. (Exhibit No. 10.80.1, 1995 Form 10-K, File No. 1-8222)
(d)(8)	Officers' Supplemental Deferred Compensation Plan dated January 1, 1990 (Exhibit 10.81, 1993 Form 10-K, File No. 1-8222)
(d)(9)	Management Incentive Plan for Executive Officers dated January 1, 1997. (Exhibit 10.82, 1996 Form 10-K, File No. 1-8222)
(d)(10)	Management Incentive Plan for Executive Officers dated January 1, 1998 (Exhibit A10.83, Form 10-Q, March 31, 1998, File No. 1-8222)
(d)(11)	Officers' Supplemental Retirement and Deferred Compensation Plan as Amended and Restated Effective January 1, 1998 (Exhibit 10.85, 1998 Form 10-K, File No. 1-8222)
(d)(11)(A)	Officers' Supplemental Retirement and Deferred Compensation Plan, Amended and Restated Effective January 1, 2005. (Exhibit A10.85.1, 2004 Form 10-K, File No. 1-8222)
(d)(12)	1993 Stock Option Plan for Non-employee Directors (Exhibit 28 to Registration Statement, Registration 33-62100)
(d)(13)	1997 Stock Option Plan for Key Employees (Exhibit 4.3 to Registration Statement, Registration 333-57001)
(d)(14)	1997 Restricted Stock Plan for Non-employee Directors and Key Employees (Exhibit 4.3 to Registration Statement, Registration 333-57005)
(d)(15)	Management Incentive Plan for Executive Officers dated January 1, 1999. (Exhibit A10.89, Form 10-Q, March 31, 1999, File No. 1-8222)
(d)(16)	Performance Share Incentive Plan dated effective January 1, 1999. (Exhibit A10.90, Form 10-Q, June 30, 1999, File No. 1-8222)
(d)(17)	Management Incentive Plan for Executive Officers dated January 1, 2000. (Exhibit A10.91, Form 10-Q, March 31, 2000, File No. 1-8222)
(d)(18)	Management Incentive Plan for Executive Officers dated January 1, 2001. (Exhibit A10.93, Form 10-Q, March 31, 2001, File No. 1-8222)
(d)(19)	2000 Stock Option Plan for Key Employees. (Form S-8 Registration Statement, Registration 333-39664)
(d)(20)	Form of Deferred Compensation Plan for Officers and Directors. (Exhibit A10.96, Form 10-Q, March 31, 2002, File No. 1-8222)
(d)(20)(A)

Deferred Compensation Plan for Officers and Directors of Central Vermont Public Service Corporation, Amended and Restated Effective January 1, 2005. (Current Report on Form 8-K filed January 6, 2005, File No. 1-8222)

(d)(21)	Management Incentive Plan for Executive Officers dated January 1, 2002. (Exhibit A10.97, Form 10-Q, March 31, 2002, File No. 1-8222)
(d)(21)(A)	Management Incentive Plan, Effective as of January 1, 2005. (Exhibit A 10.97.1, 2004 Form 10-K, File No. 1-8222)
(d)(22)	2002 Long-Term Incentive Plan. (Form S-8 Registration Statement, Registration 333-102008)
(d)(23)	Performance Share Incentive Plan dated effective January 1, 2004. (Exhibit A10.100, Form 10-Q, June 30, 2004, File No. 1-8222)
(d)(23)(A)	Performance Share Incentive Plan, Effective January 1, 2005. (Current Report On Form 8-K filed January 13, 2005, File No. 1-8222)
(d)(24)	Form of Central Vermont Public Service Performance Share Agreement Pursuant to the Performance Share Incentive Plan. (Exhibit A10.101, Form 10-Q, September 30, 2004, File No. 1-8222)
(d)(25)	Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 2002 Long-Term Incentive Plan. (Exhibit A10.102, Form 10-Q, September 30, 2004, File No. 1-8222)
(d)(26)

Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 2000 Stock Option Plan for Key Employees of Central Vermont Public Service Corporation. (Exhibit A10.103, Form 10-Q, September 30, 2004, File No. 1-8222)

(d)(27)

Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 1997 Stock Option Plan for Key Employees of Central Vermont Public Service Corporation. (Exhibit A10.104, Form 10-Q, September 30, 2004, File No. 1-8222)

* Previously filed.